Filer: The Stanley Works
                      Pursuant to Rule 425 under the Securities Act of 1933
                          and deemed filed pursuant to Rule 14a-12(b) under
                                            Securities Exchange Act of 1934
                                         Subject Company: The Stanley Works
                                                Commission File No.: 1-5224
                                      Registration Statement No.: 333-82382




STANLEY LOGO


FOR IMMEDIATE RELEASE


THE STANLEY WORKS' BOARD OF DIRECTORS APPROVES CHANGE IN PLACE OF
INCORPORATION TO BERMUDA

New Britain, Connecticut, February 8, 2002 ... The Stanley Works (NYSE:
SWK) announced that its Board of Directors has unanimously approved a plan to modify Stanley's corporate structure so that the company's place of incorporation will be changed from Connecticut to Bermuda. Under the plan, The Stanley Works, Ltd., a newly formed Bermuda corporation, will become the parent company of The Stanley Works. The proposal is subject to approval by two-thirds of the company's shareowners at its annual meeting in April.

John M. Trani, Chairman and Chief Executive Officer of The Stanley Works, explained, "This strategic initiative will strengthen our company over the long-term. An important portion of our revenues and earnings are derived from outside the United States, where nearly 50% of our people reside. Moreover, an increasing proportion of our materials are being purchased from global sources. This change will create greater operational flexibility, better position us to manage international cash flows and help us to deal with our complex international tax structure. As a result, our competitiveness, one of the three legs of our vision to become a Great Brand, will be enhanced. The business, regulatory and tax environments in Bermuda are expected to create considerable value for shareowners."

Mr. Trani continued: "In addition to operational flexibility, improved worldwide cash management and competitive advantages, the new corporate structure will enhance our ability to access international capital markets, which is favorable for organic growth, future strategic alliances and acquisitions. Finally, enhanced flexibility to manage worldwide tax liabilities should reduce our global effective tax rate from its current 32% to within the range of 23% - 25%".

Upon completion of the re-incorporation, which is expected to be in mid-2002, shareowners of The Stanley Works will receive the same number of shares of The Stanley Works, Ltd. as they hold in The Stanley Works. These shares will have substantially the same attributes as The Stanley Works common shares, and are expected to be listed on the New York Stock Exchange under the symbol SWK, the same symbol under which the company's stock currently trades. Generally, upon the exchange of shares of The Stanley Works for shares of Stanley Works, Ltd., shareowners subject to U.S. federal income taxation will recognize as gains any appreciation in the market value of Stanley Works shares over their cost basis, and a new holding period will commence.

"This change has been planned for several months, and the benefits are apparent. The transition should be seamless and transparent for all stakeholders -- employees, customers and vendors -- around the world. Corporate operations will continue to be managed from our current headquarters in New Britain, Connecticut, and these changes will not affect day-to-day operations," Mr. Trani added.

The Stanley Works, an S&P 500 company, is a worldwide supplier of tools and doors and related hardware products for professional, industrial and consumer use.

Contact:    Gerard J. Gould
            Vice President, Investor Relations
            (860) 827-3833
            ggould@stanleyworks.com

This announcement does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 will be filed with the Securities and Exchange Commission ("SEC") today, containing a form of proxy statement / prospectus with respect to the re-incorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the re-incorporation. Information about the directors and executive officers and ownership of stock is set forth in the aforementioned form S-4. This press release contains forward-looking statements. Cautionary statements accompanying these forward-looking statements are set forth, along with this news release, in a Form S-4 to be filed with the Securities and Exchange Commission today.

The Stanley Works corporate press releases are available on the company's internet web site at http://www.stanleyworks.com.